Exhibit (p)(3)

博时国际员工交易制度（英文）

（2024 年 4 月版）

本制度/办法/手册仅供博时国际内部使用，未经书面授权或许可不得 对外提供。

Bosera Asset Management (International) Co., Limited

STAFF DEALING POLICES

2024.04

1.	Scope

The Company’s Staff Dealing Policies govern the trading activities of securities, VAs and other financial instruments of the personal accounts of the Company’s employees and all directors (the “Employee”), their spouse, their minor children, or any other person to who the employee provides the significant financial support and accounts in which they directly or indirectly hold beneficial interests. These standards will be communicated in writing to all employees. Additionally, the following standards, staff dealing rules and staff dealing conditions are manifested in the Company’s Staff Dealing Policies, which is distributed to all employees (including the senior management). The Staff Dealing Policies are considered as a part of the Compliance Manual (the “Manual”) maintained at Bosera International and should read with the Manual from time to time. The types of financial instruments (including VAs) to be covered, approved for trading and reported for disclosures are listed out in the Appendix 1 – Security Type.

2.	Disclosure Requirements and Staff Dealing Obligations

All Employees (including those directors) are required to disclose details of his/her initial holdings, current outside brokerage accounts, VA trading accounts, all closely Connected Persons’ accounts,via BSHK or in the form stated under Appendix 2 no later than 14 days after he/she becomes an access person and the information provided must be current within 45 days prior to the date the report was submitted.

All employees will then have to disclose his/her trading activities once in every quarter within 15 days at the end of each quarter covering the details of holdings and trading activities which may or may not be subject to the pre-trade clearance. Even if the employees do not have any holding, they are required to fill out the disclosure forms indicating that they have no holding by stating “NIL” in the name of investment column in both own and related accounts.

On an annual basis, the Employee is also required to confirm its annual holdings at least once each 12-month period within 45 days at the end of each calendar year, unless the disclosure has already been reported during the quarterly reporting period and there has not been a change in your investment holdings. All these disclosure must be accompanied with the relevant brokerage statements.

To ensure that there are no instances where a conflict of interest occurs and to prevent occurrences where the Employee may benefit from privileged information at the expense of the clients, the employees wishing to conduct a trade for their personal accounts will have to seek prior approval before doing so. Please refer to Section 5 below for the procedures on pre-trade clearance. For avoidance of doubt, the Employee, is not required to obtain any prior approval in the manner as below when buying and selling any other mutual funds for their personal accounts. However, disclosure of holding in any other mutual funds or unit trust is still required to be done on a monthly basis via the submission of the relevant statements on BSHK or by email.

Where the employees are permitted to deal or trade for their own accounts, they have to ensure the following:

a)	Familiarise themselves with the Company’s Staff Dealing Policy in order to understand the staff dealing conditions and staff dealing rules

b)	They identify all related accounts and report them to the Risk Management Team

c)	They deal through the Company, where and if applicable

When dealing through other brokers, duplicate trade confirmations and statements of account are provided to the Risk Management Team, where and if applicable.

Moreover, all transactions of employees’ accounts and related accounts are recorded and clearly identified in the records and transactions of employees’ accounts and related accounts are reported to and actively monitored by the Risk Management Team.

3.	General Principles for personal trading

Employees are expected to devote their workdays to serving the interests of Bosera International and its clients. Accordingly each employee’s personal securities, VAs and other financial transactions must be oriented towards a philosophy of investment as distinguished from short-term or speculative trading.

In addition to complying with the Manual and all relevant policies and procedures (including those applicable to the Employee’s specific line of business), you should observe the following general investment principles in carrying out personal transactions in securities, VAs and other financial instruments. (All references to securities should be understood to include all financial instruments, such as equity securities, bonds and other debt securities, convertible securities, derivatives, options, VAs and any stock index.)

a)	While in possession of inside information about the issuer of any securities or the securities themselves, never buy, sell, or recommend the purchase or sale of such securities for your account or the accounts of others, regardless of whether the inside information is gained through the scope of your employment or elsewhere. If in doubt, don’t trade.

b)	Do not buy or sell securities with knowledge of proposed client trades, trades by Bosera International or forthcoming research reports.

c)	the trading and investment activities must be within the Employee’s financial means.

d)	Do not ask for or accept any preferential terms or conditions in connection with any personal trading or investments, unless the terms are available to all persons having comparable portfolios and creditworthiness or to all employees under a plan negotiated by Bosera International.

e)	Limit the risks in your personal account trading. Do not engage in excessive trading activities that represent a high degree of financial risk.

f)	Trading and investment activities should be for investment purposes and not for short term trading profits.

g)	Do not engage in speculative trading, such as trading based on rumors.

h)	In general, Employees should not invest in a competitor (other than investments in securities of publicly traded companies). Competitors include unrelated financial services companies of any kind, and others engaged in any business the firm is involved in, such as banks, asset managers, depository institutions, credit unions, lenders, investment banks, insurers, insurance agencies, and securities brokers, dealers, and underwriters.

4.	Approval to Open External Broking Account

The Employee must seek prior approval prior to opening new external broking account or VA trading account. He/she is required by submitting the “Application for Approval to Open External Broking Account” form on BSHK to the Chief Executive Officer (CEO) / Deputy Chief Executive Officer (Deputy CEO) for approval. Approved forms handled by the Risk Management Team. Upon approval, Bosera International will issue consent letter to employees to open outside broking accounts. Outside brokers must be sent written letters to authorise them to send copies of duplicate statements and (where applicable) contract notes to the Risk Management Team. If this may not be possible, you must provide copies of these documents to the Risk Management Team as they are received from the broker. If you place personal share dealing orders through a non-disclosed or non-approved outside broker account you may face disciplinary action.

5.	Approval of Trades

5.1	Submission of Trade Request

To trade for their personal accounts, Employee are required to fill out the “Personal Transaction Application” form via BSHK and submit it to the Risk Management Team for processing. Please see Appendix 3 for details. The Company will maintain a restricted list of securities in which it is actively participating. Employees must be aware that if a security is entered onto this list that they may be prohibited from executing any transactions in relation to that security while it remains on the list. In entering into a securities transaction following the procedures above, employees recognise that they may inadvertently be prohibited from further trades for a period of time. In all cases, approval can only be granted after the Risk Management Team is satisfied that relevant transactions have already been completed for Bosera International’s funds/clients and not on the restricted list before passing on to the CEO / Deputy CEO for approval. The personal trade application for the CEO / Deputy CEO will be approved by a responsible officer or the Head of Risk Management Team of Bosera International. The Risk Management Team will inform the employees and executive directors whether their application is approved or not via BSHK. Employee can trade for their personal accounts only after approval from Bosera International is granted.

5.2	Approval Process Flow

Investment Team	à	RO	à	Risk Management
Non-Investment Team	à	RO	à	Risk Management

Taken consideration of both staff dealing control and responsiveness of the trade request:

●	Two approved persons are placed in the middle of the approval flow to offer a backup if the primary approval person is away from business.

5.3	Approval Criteria

The approval is valid for a day only (including the day of obtaining such approval), and is subject to the following constraints:

●	the Employee may not buy or sell an investment on a day in which the Company has a pending “buy” or “sell” order in the same investment until that order is executed or withdrawn;

●	the Employee may not buy or sell an investment for their personal accounts within 1 trading day before (if the employee is aware of a forthcoming client transaction) or after trading in that investment on behalf of a client. However, the aforesaid restriction does not apply where client orders have been fully executed and any conflicts of interest have been removed;

●	the Employee may not buy or sell an investment for their personal accounts within 1 trading day before (if the employee is aware of a forthcoming recommendation) or after a recommendation on that investment is made or proposed by the Company. However, this restriction does not apply where client orders have been fully executed and any conflicts of interest have been removed;

●	that cross trades between the Employee and clients be prohibited;

●	that short-selling of any securities recommended by the Company for purchase be prohibited;

●	the Employee should be prohibited from participating directly or indirectly acquiring beneficial ownership in a security in Initial Public Offers (“IPO”) or limited public offerings or private placement available to clients of the Company or its connected persons, and should not use their positions to gain access to IPO’s for themselves or any other person.

●	When the Company starts managing SFC authorized funds, any director or officer of the Company individually cannot own more than 0.5% of the total nominal amount of all the issued securities of that class listed on the Hong Kong Stock Exchange being held by the concerned SFC authorized funds, or, collectively the directors and officers of the company cannot own more than 5% of those securities.

●	The Employee may not enter into any arrangements to delay settlement beyond the normal time frame permitted for the relevant instrument and market.

6.	Holding Period

Employee personal securities transactions should be for investment purposes, and not for the purpose of generating short-term trading profits. The Employee is required to hold all personal investments for at least 30 days, unless prior written approval of the CEO / Deputy CEO or Head of Risk, Legal and Compliance is given for an earlier disposal if you are seeking to reduce loss.

7.	Submission Requirements

For approved trades, the Employees are required to complete the execution details and attach trade confirmations on BSHK within 5 business days of approval and they must do so even if the trades were not executed.

The Employees are also required to submit the monthly statements of their personal accounts on BSHK within 15 business days after the end of the relevant month.

8.	Requirements for Personal Account in Virtual Assets

a)	the Risk Management team maintains a restricted list ("Restricted List") which contains the VAs actively traded by the Company and/or the VA Funds managed by the Company.

b)	Any transaction of employees and directors’ personal account in VAs contained in the Restricted List are required to be properly approved by the Risk Management team and / or Head of Risk, Legal and Compliance before such transaction can be conducted.

c)	Any transaction of employees and directors’ personal account in VAs not contained in the Restricted List are permitted without obtaining prior approval from the Risk Management team and / or Head of Risk, Legal and Compliance.

d)	Employees and directors are required to obtain approval by the Head of Risk, Legal and Compliance for opening and owning any VA trading accounts outside the Company in personal capacity. They shall also ensure that copies of records and statements of personal transactions entered into by them are submitted to the Risk, Legal & Compliance team within a defined timeframe.

e)	All VA related transactions of employees and directors’ person accounts shall be properly approved (where necessary), recorded and identified in the records of the Company to ensure that there is adequate audit trail of such approvals and transactions.

9.	Ancillary Rules

The policy has been approved by 办公会, and is effective since the date of promulgation. 《博时国际制 度 (2023.06) 》has been repealed. Risk, Legal and Compliance Department is responsible for the interpretation and revision of the policy.